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Attn:	Dale Welcome
John Cash
Thomas Jones
Sherry Haywood
Division of Corporation Finance
Office of Manufacturing

Re:	Bird Global, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed June 22, 2021
File No. 333-256187

Ladies and Gentlemen:

On behalf of our client, Bird Global, Inc. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 8, 2021 (the “Comment Letter”) with respect to Amendment No. 1 to the Registration Statement on Form S-4 filed with the Commission by the Company on June 22, 2021. Concurrently with the filing of this letter, the Company has filed Amendment No. 2 to the Registration Statement on Form S-4 (the “Registration Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

What interests do the current officers and directors of Switchback have in the Business Combination?, page 10

1.

Please highlight the risk that the Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Response: The Company acknowledges the Staff’s comment and has revised pages xxiv, 8, 57, and 136 of the Registration Statement accordingly.

July 15, 2021

2.

Please clarify if the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other shareholders experience a negative rate of return in the post- business combination company.

Response: The Company acknowledges the Staff’s comment and has revised pages xxiv, 8, 57, and 136 of the Registration Statement accordingly.

Summary Unaudited Pro Forma Condensed Combined Financial Information, page 37

3.	Please revise your bullet, “assuming maximum redemptions,” to reflect 31,625,000 Class A Ordinary Shares.

Response: The Company acknowledges the Staff’s comment and has revised page 20 of the Registration Statement accordingly.

Risk Factors, page 39

4.

Please disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response: The Company acknowledges the Staff’s comment and has revised pages 65 and 66 of the Registration Statement accordingly.

Unaudited Pro Forma Condensed Combined Financial Information Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2021, page 97

5.	For each of the Other Liabilities and Additional Paid-in Capital accounts, please disclose the components of the pro forma adjustment. In addition, please tell us how (d) adjusts Other Liabilities.

Response: The Company acknowledges the Staff’s comment and has revised pages 91, 92, and 93 of the Registration Statement accordingly.

The Company respectfully advises the Staff that the components of the pro forma adjustment to other liabilities are as follows:

•	$(11.2) million related to the presentational alignment of deferred underwriting commissions and deferred legal fees as described in notes 3(a)(v) and 3(b)(ii)

•	$11.2 million related to settlement of deferred underwriting commissions and deferred legal fees as described in notes 3(a)(v) and 3(d)

•	$(222.1) million related to Earnout Consideration as described in note 3(f)

•	$(17.9) million related to the reclassification of Switchback Class B Ordinary Shares and Switchback Founder Earn Back Shares as described in note 3(i)

The Company respectfully advises the Staff that the components of the pro forma adjustment to additional paid-in capital in the “no redemption scenario” are as follows:

July 15, 2021

•	$13.0 million related to transaction costs as described in note 3(c)

•	$(153.6) million related to the PIPE Financing, comprising proceeds of $(160.0) million, offset by issuance costs of $6.4 million, as described in note 3(e)

•	$222.1 million related to Earnout Consideration as described in note 3(f)

•

$(1,296.3) million related to the Conversion and the equity consideration paid in the Business Combination, comprising exercise of Bird Senior Preferred Warrants of $130.9 million as described in notes 3(g)(ii), and conversion of Bird Preferred Stock of $1,044.3 million and Bird Senior Preferred Stock of $121.1 million as disclosed in note 3(g)(iii)

•

$(302.0) million related to the reclassification of Switchback Class A Ordinary Shares, comprising reclassification of Switchback Class Ordinary Shares of $(315.0) million and reclassification of permanent equity of $13.0 million, as described in note 3(h)

•	$17.9 million related to the reclassification of Switchback Class B Ordinary Shares and Switchback Founder Earn Back Shares as described in note 3(i)

•	$(2.8) million related to the issuance of Bird RSU Awards as described in note 3(j)

The components of the pro forma adjustment to additional paid-in capital in the “max redemption scenario” are the same as those under the “no redemption scenario,” with the exception of $316.3 million related to Switchback’s public shareholders who are assumed to have exercised redemption rights as described in note 3(a)(viii).

The Company respectfully advises the Staff that the cash held in the Trust Account described in note 3(d) is net of deferred underwriting costs and legal fees described in note 3(a)(v).

Note 2 - Adjustments as a Result of Bird’s Senior Preferred Financing, page 106

6.

Please clarify which components comprise the $9.7 million adjustment to Derivative Liabilities. Additionally, please disclose the reason for the reduction in the Bird senior preferred warrant liability.

Response: The Company acknowledges the Staff’s comment and has revised pages 89 and 90 of the Registration Statement accordingly.

7.	Please clarify which items comprise other expense of $42.7 million in the pro forma statement of operations for the year ended December 31, 2020.

Response: The Company acknowledges the Staff’s comment and has revised pages 89 and 90 of the Registration Statement accordingly.

Note 3 - Transaction Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 108

8.	(c) Your adjustment does not equal the sum of the components you have disclosed. Please revise your pro forma financial statements and footnote accordingly.

Response: The Company acknowledges the Staff’s comment and has revised page 92 of the Registration Statement accordingly.

July 15, 2021

9.	(f) Please quantify the adjustment for the earnout consideration.

Response: The Company acknowledges the Staff’s comment and has revised page 92 of the Registration Statement accordingly.

10.

(h) Please remove the reference to the payment of $11.1 million of Switchback deferred underwriting costs incurred for the IPO as this appears to be included in adjustment (a). Alternatively, tell us why your presentation is appropriate.

Response: The Company acknowledges the Staff’s comment and has revised page 93 of the Registration Statement accordingly.

Note 6 - Loss per Share, page 111

11.

You disclose that net loss per share is calculated using the historical weighted average New Bird Class A Common Stock and New Bird Class X Common Stock outstanding. Please revise your narrative to state that net loss per share is calculated using the pro forma weighted average.

Response: The Company acknowledges the Staff’s comment and has revised page 94 of the Registration Statement accordingly.

Comparative Share Information, page 114

12.

Please revise the second sentence of the second paragraph to state that the weighted average shares outstanding and net loss per share information reflect the Business Combination as if it had occurred on January 1, 2020.

Response: The Company acknowledges the Staff’s comment and has revised page 97 of the Registration Statement accordingly.

13.	Please revise your table:

•	To remove book value per share disclosures as of December 31, 2020; and

•	To present the information in the historical columns at their respective historical amounts.

Response: The Company acknowledges the Staff’s comment and has revised page 98 of the Registration Statement accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Switchback

Results of Operations, page 253

14.

In the third paragraph, please delete “million” following $283,000. Additionally, please clarify that substantially all of the $1.3 million expense represents the loss related to the excess fair value of the private placement warrants over the cash received from the Sponsor.

Response: The Company acknowledges the Staff’s comment and has revised page 235 of the Registration Statement accordingly.

Redemption Rights for Holders of Public Shares, page 259

July 15, 2021

15.	We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response: The Company acknowledges the Staff’s comment and has revised page 241 of the Registration Statement accordingly. The Company respectfully advises the Staff that in connection with Switchback’s initial public offering, Switchback entered into a letter agreement with its Sponsor, officers, and directors pursuant to which the parties thereto acknowledged that consideration was provided in exchange for the parties entering into the letter agreement. However, the letter agreement is a standard agreement entered into in connection with the initial public offering that, in addition to an agreement to waive redemption rights with respect to the founder shares and any public shares, includes, among other things, an agreement to vote such shares in favor of the business combination and to subject such shares to certain transfer restrictions. Accordingly, no specific consideration was ascribed to the agreement to waive redemption rights.

Switchback II Corporation Unaudited Condensed Financial Statements Note 2—Summary of Significant Accounting Policies

Net Loss per Ordinary Share, page F-15

16.	Please expand your footnote to include the earnings per share disclosures provided in ASC 260-10-50.

Response: The Company acknowledges the Staff’s comment and has revised page F-16 of the Registration Statement accordingly.

Note 8 - Fair Value Measurements, page F-22

17.

In the fourth paragraph, you stated that “the Sponsor paid an aggregate of $9,546,000 for private placement warrants with an initial aggregate fair value of $8,325,000.” It appears, however, that the sponsor paid $8,325,000 and the initial fair value of the private placement warrants was $9,546,000. Please revise your disclosure accordingly.

Response: The Company acknowledges the Staff’s comment and has revised page F-23 of the Registration Statement accordingly.

Bird Rides, Inc. Unaudited Condensed Consolidated Financial Statements Consolidated Condensed Statements of Redeemable Convertible Preferred Stock and Stockholders Deficit at March 31, 2021 and 2020, page F-46

18.	Please remove the dollar sign accompanying total shares outstanding in the Founders Preferred Stock column at March 31, 2021.

Response: The Company acknowledges the Staff’s comment and has revised page F-46 of the Registration Statement accordingly.

Note 4 - Acquisitions, page F-51

19.

You mention the use of a valuation specialist in determining the purchase price of the CIRC acquisition. Given the reference to your reliance on a third-party expert, please tell us your consideration to naming the experts and providing their consent.

July 15, 2021

Response: The Company acknowledges the Staff’s comment and has revised page F-51 of the Registration Statement accordingly.

Note 10 - Net Loss Per Share Attributable to Common Stockholders, page F-59

20.	Please remove the dollar signs from the table that presents anti-dilutive securities.

Response: The Company acknowledges the Staff’s comment and has revised page F-59 of the Registration Statement accordingly.

Note 12 - Segment Information, page F-62

21.	Please tell us why there are no results of operations for your Other segment for the three months ended March 31, 2021.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Other segment did not generate revenues or incur costs of revenues for the three months ended March 31, 2021. The Company is currently focused on growth in the North America and Europe, Middle East, and Africa segments. However, the Company may explore growth opportunities in other regions in the future.

Bird Rides, Inc. Audited Consolidated Financial Statements Note 5—Acquisitions, page F-78

22.	We appreciate your response to prior comment 31. Please provide us with your significance tests for the acquisition of CIRC.

Response: The Company acknowledges the Staff’s comment and respectfully advises the staff that the Company’s significance assessment of CIRC under Rules 1-02(w), 3-05, and 8-04 of Regulation S-X under the Securities Act are as follows:

Test	Components (in thousands)[1]	Significance
Investment Test	Investment: $190,000 Bird Total Assets: $303,880	62.5%
Asset Test	CIRC Total Assets: $15,889 Bird Total Assets: $303,880	5.2%
Income Test	CIRC Net Income (Loss): $(87,023) Bird Net Income (Loss): $(208,230)	41.8%
	CIRC Revenues: $23,911 Bird Revenues: $94,601	25.3%

Although the Company believes that the inclusion of CIRC financial statements would not be meaningful to investors for the reasons previously stated, the Company has included in the

[1]

Represents information as of and for the year ended December 31, 2020 for Bird, and as of and for the year ended December 31, 2019 for CIRC. Reflects a euro to dollar exchange rate of €1.00:$1.1213 as of December 31, 2019.

July 15, 2021

Registration Statement the audited financial statements of CIRC for the years ended December 31, 2018 and 2019, being the two most recently completed fiscal years of CIRC prior to the acquisition on January 27, 2020, in satisfaction of the requirements of Rule 8-04 of Regulation S-X under the Securities Act.

*    *    *    *

July 15, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (202) 637-2139 or my colleague, Christopher J. Clark, at (202) 637-2374.

Very truly yours,

/s/ Rachel W. Sheridan
Rachel W. Sheridan
of LATHAM & WATKINS LLP

cc:	Travis VanderZanden, Bird Global, Inc.

Wendy Mantell, Bird Global, Inc.

Jim Mutrie, Switchback II Corporation

Justin G. Hamill, Latham & Watkins LLP

Christopher J. Clark, Latham & Watkins LLP

Douglas E. McWilliams, Vinson & Elkins L.L.P.

E. Ramey Layne, Vinson & Elkins L.L.P.